May 14, 2013

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Jaime John

Re:	Rackspace Hosting, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
File No. 001-34143

Ladies and Gentlemen:

We are submitting this letter on behalf of Rackspace Hosting, Inc. (the “Company") in response to comments from the staff ("Staff") of the Securities and Exchange Commission (the "Commission") received by letter dated April 30, 2013 (the "Staff Letter") relating to the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2012 (File No. 001-34143) (the "10-K").

In this letter, we have recited the comments from the Staff Letter in italicized, bold type and followed each comment with the Company's response.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

Adjusted Free Cash Flow, page 51

1.
We note your disclosure that Adjusted Free Cash Flow is an important metric for “evaluating how a company is currently using cash generated and may indicate its ability to generate cash that can potentially be used by the business.” We further note that this measure is reconciled to Adjusted EBITDA and that Adjusted EBITDA is reconciled to net income. We note similar disclosure in your Form 8-K filed on February 12, 2013. Please tell us whether this measure was intended to convey information regarding your liquidity and your consideration for reconciling this measure to an element of your cash flow statement.

We respectfully advise the Staff that Adjusted Free Cash Flow is not intended to convey information regarding our liquidity, and therefore we have not given consideration for reconciling this measure to an element of our cash flow statement. The performance measure is intended to be an indicator of the strength and performance of our ongoing business, specifically our ability to fund operating expenses and expenditures for capital assets that support our current revenue and future growth. We deliberately exclude the effects of acquisitions, financing decisions and working capital fluctuations.

Item 8. Financial Statements and Supplementary Data

Note 11 - Commitments and Contingencies

Legal Proceedings, page 76

2.
We note the disclosure regarding your specific legal proceedings as well as the disclosure regarding your contingent liabilities. However, it is not clear from your disclosure whether there is a reasonable possibility that a loss will be incurred. Please note that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Refer to ASC 450-20-50.

We acknowledge the Staff's comment with respect to the clarity of the disclosure. We respectfully advise the Staff that in future filings we will revise our disclosure to say that if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, whether the estimate is material and, if so, the estimate or range of loss. If it is not practicable to do so, we will state that such an estimate cannot be made. We have included this disclosure beginning in our Form 10-Q for the Quarterly Period Ended March 31, 2013 filed on May 10, 2013.

Note 14 - Taxes

Deferred Taxes, page 84

3.
Your response dated May 1, 2012 to our prior comment 9 indicated that you would include disclosure in future filings stating that the determination of the amount of unrecognized deferred tax liability related to undistributed earnings is not practicable. However, this disclosure does not appear to be included in this Form 10-K. Please advise.

We respectfully advise the Staff that in future filings we will include disclosure that states that the determination of the amount of unrecognized deferred tax liability related to these earnings is not practicable. We have included this disclosure beginning in our Form 10-Q for the Quarterly Period Ended March 31, 2013 filed on May 10, 2013.

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Please direct your questions or comments regarding this letter to Alan Schoenbaum, Senior Vice President and General Counsel, by telephone at 210.312.4721 or by facsimile to 210.312.4848. Thank you for your assistance.

Sincerely,

/s/ Alan Schoenbaum
Alan Schoenbaum, Senior Vice President and General Counsel